Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

Mitra Surrell                              Direct Dial: 202-239-3685                         E-mail: mitra.surrell@alston.com

September 25, 2015

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Alberto Zapata

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 246 to the Trust’s Registration Statement on Form N-1A, filed on August 25, 2015

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on September 23, 2015, relating to Post-Effective Amendment No. 246 to the Trust’s Registration Statement on Form N-1A filed on August 25, 2015 regarding the KKM Enhanced U.S. Equity Fund (formerly, the KKM U.S. Equity ARMOR Fund) (the “Fund”), a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

General Comment

Comment #1

General comment, please include standard Tandy representation language.

U.S. Securities and Exchange Commission September 25, 2015 Page 2

Response #1

The Registrant has included the language below providing that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #2

Please note that the term of the operating expense limitation agreement between the Adviser and the Fund must be at least one year from the effective date of the post-effective amendment. This is noted both in the fee table and in the statutory section of the Prospectus.

Response #2

The Registrant confirms that the term of the operating expense limitation agreement between the Adviser and the Fund will be at least one year from the effective date of the post-effective amendment.

Summary Section - Principal Investment Strategies

Comment #3

In the first paragraph you state, that the Fund may invest in “large-capitalization U.S. equity securities.” Please provide the range for the large-cap equity securities.

Response #3

The Registrant has added the following disclosure in response to your comment (also, please see our response to Comment 4 below):

The Adviser currently defines large capitalization companies as those that at time of purchase have capitalizations similar to companies in the S&P 500 Index.

U.S. Securities and Exchange Commission September 25, 2015 Page 3

Comment #4

In the second paragraph you state, that “The Fund generally invests this portion of the portfolio in . . .” It is not clear from the context of the paragraph what “this portion” means. Please revise the disclosure to clarify what is meant by this phrase. Please clarify what generally the portions of the portfolio are and generally how they differ.

Response #4

The Registrant has revised the principal investment strategies section of the Fund as follows in response to your comment:

Summary Section

To pursue its objective, under normal circumstances, the Fund’s portfolio is generally divided between a volatility and equity portion. In allocating between these two portions, the Fund seeks to provide investors with a lower risk method of participating in the rise of the broad U.S. equity market using the Adviser’s methodology. The methodology attempts to maintain a net long volatility position while eliminating the performance drag typically associated with volatility-based strategies. The Fund generally invests the volatility portion of the portfolio in long and short call and put options on S&P 500 (“S&P 500”) futures contracts, futures contracts based on the Chicago Board Options Exchange, Incorporated (“CBOE”) Volatility Index (the “VIX”) (“VIX Futures Contracts”), long and short call and put options on VIX Futures Contracts and futures contracts on the S&P 500 (“S&P 500 Futures Contracts”) and cash and cash equivalent investments, including money market funds and high-quality short-term (3 months or less) fixed income securities such as U.S. Treasury securities, as well as in volatility exchange-traded funds (“ETFs”) and exchange-traded notes (“ETNs”) and ETFs and ETNs tracking the S&P 500 or VIX in proportion to the Adviser’s internal methodology. This strategy seeks to provide a segment of the portfolio with negative correlation to U.S. equities prices particularly during severe market dislocations.

The VIX is a key measure of market expectations of near-term volatility conveyed by S&P 500 option prices. The VIX is an up-to-the-minute market estimate of expected volatility that is calculated by using real-time S&P 500 option bid/ask quotes. VIX uses near-term and next-term out-of-the money S&P 500 options with at least 8 days left to expiration, and then weights them to yield a constant, 30-day measure of the expected volatility of the S&P 500.

U.S. Securities and Exchange Commission September 25, 2015 Page 4

For the equity portion of the portfolio, the Fund’s equity selection, is limited to companies included in the S&P 500. The S&P 500 Index measures the large capitalization segment of the domestic equity market and is composed of stocks of the 500 domestic companies with the largest capitalization. The Adviser currently defines large capitalization companies as those that at time of purchase have capitalizations larger than $[__] billion. As a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of the value of its net assets, plus any borrowings for investment purposes, in equity securities of U.S. companies, including in ETFs and ETNs invested primarily in such equity securities. If the Fund changes its 80% investment policy, it will notify shareholders at least 60 days before the change and will change the name of the Fund.

The Fund may also invest in leveraged, inverse and inverse-leveraged ETFs. Inverse ETFs seek investment results that are the opposite of the daily performance of an underlying index or basket of stocks. Leveraged ETFs seek investment results that are the underlying index or basket of stock’s performance times the stated multiple in the ETF’s objective.

The Fund actively trades its portfolio investments, which may lead to higher transaction costs that may affect the Fund’s performance. In addition, active trading of options and other portfolio investments may lead to higher taxes if Fund shares are held in a taxable account.

The Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 (the “1940 Act”), which means that it is not limited by the 1940 Act with regard to the portion of its assets that may be invested in the securities of a single issuer.

Statutory Section

To pursue its objective, under normal circumstances, the Fund’s portfolio is generally divided between a volatility and equity portion. In allocating between these two portions, the Fund seeks to provide investors with a lower risk method of participating in the rise of the broad U.S. equity market using the Adviser’s methodology. The methodology attempts to maintain a net long volatility position while eliminating the performance drag typically associated with volatility-based strategies. The Fund generally invests the volatility portion of the portfolio in long and short call and put options on S&P 500 (“S&P 500”) futures contracts, futures contracts based on the Chicago Board Options Exchange, Incorporated (“CBOE”) Volatility Index (the “VIX”) (“VIX Futures Contracts”), long and short call and put options on VIX Futures Contracts and futures contracts on the S&P 500 (“S&P 500 Futures Contracts”) and cash and cash equivalent investments, including money market funds and high-

U.S. Securities and Exchange Commission September 25, 2015 Page 5

quality short-term (3 months or less) fixed income securities such as U.S. Treasury securities, as well as in volatility exchange-traded funds (“ETFs”) and exchange-traded notes (“ETNs”) and ETFs and ETNs tracking the S&P 500 or VIX in proportion to the Adviser’s internal methodology. This strategy seeks to provide a segment of the portfolio with negative correlation to U.S. equities prices particularly during severe market dislocations.

Volatility-based products typically experience performance drag when the VIX is in “contango,” which is often the case. “Contango” means that the futures price for a commodity or index is higher than the expected spot price (or actual market price) for such commodity or index. When the VIX is in “contango,” products that attempt to track the VIX will typically incur some cost associated with moving from shorter-term to longer-term VIX futures, which may cause such products to underperform the VIX. The Adviser’s methodology attempts to minimize this “contango”-related performance drag.

The VIX is a key measure of market expectations of near-term volatility conveyed by S&P 500 option prices. The VIX is an up-to-the-minute market estimate of expected volatility that is calculated by using real-time S&P 500 option bid/ask quotes. VIX uses near-term and next-term out-of-the money S&P 500 options with at least 8 days left to expiration, and then weights them to yield a constant, 30-day measure of the expected volatility of the S&P 500.

For the equity portion of the portfolio, the Fund’s equity selection, is limited to companies included in the S&P 500. The S&P 500 Index measures the large capitalization segment of the domestic equity market and is composed of stocks of the 500 domestic companies with the largest capitalization. The Adviser currently defines large capitalization companies as those that at time of purchase have capitalizations similar to companies in the S&P 500 Index. As a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of the value of its net assets, plus any borrowings for investment purposes, in equity securities of U.S. companies, including in ETFs and ETNs invested primarily in such equity securities. If the Fund changes its 80% investment policy, it will notify shareholders at least 60 days before the change and will change the name of the Fund.

The Fund may also invest in leveraged, inverse and inverse-leveraged ETFs. Inverse ETFs seek investment results that are the opposite of the daily performance of an underlying index or basket of stocks. Leveraged ETFs seek investment results that are the underlying index or basket of stock’s performance times the stated multiple in the ETF’s objective.

U.S. Securities and Exchange Commission September 25, 2015 Page 6

The Fund actively trades its portfolio investments, which may lead to higher transaction costs that may affect the Fund’s performance. In addition, active trading of options and other portfolio investments may lead to higher taxes if Fund shares are held in a taxable account.

Exchange-traded options on broad-based equity indices that trade on a national securities exchange registered with the SEC, or a domestic board of trade designated as a contract market by the Commodity Futures Trading Commission, generally qualify for treatment as “section 1256 contracts,” as defined in the Internal Revenue Code of 1986, as amended (the “Code”). Under the Code, capital gains and losses on “section 1256 contracts” are generally recognized annually based on a marking-to-market of open positions at tax year-end, with gains or losses treated as 60% long-term and 40% short-term, regardless of holding period. The Fund intends to utilize primarily options that are “section 1256 contracts.”

The Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 (the “1940 Act”), which means that it is not limited by the 1940 Act with regard to the portion of its assets that may be invested in the securities of a single issuer.

Comment #5

In the fourth paragraph, you state “With respect to the portion of the Fund that represents the volatility component, the Fund generally invests in long and short call and put options on S&P 500 futures contracts, VIX futures contracts, long and short call and put options on VIX futures contracts, S&P 500 futures contracts and cash and cash equivalent investments, including money market funds and high-quality short-term (3 months or less) fixed income securities such as U.S. Treasury securities, as well as in volatility ETFs and ETNs and ETFs and ETNs tracking the S&P 500 or VIX .” Please review this section of the principal investment strategy and remove any redundant or repeating disclosure. Please make consistent changes in the statutory section.

Response #5

Please see our response to Comment 5 above.

Comment #6

The staff notes that the Fund’s strategy includes short sales. Please confirm that the fee table in the Prospectus includes estimates of dividends paid on the Fund’s short sale transactions.

U.S. Securities and Exchange Commission September 25, 2015 Page 7

Response #6

The Registrant confirms that the fee table in the Prospectus includes estimates of dividends paid on the Fund’s short sale transactions.

More About Class A Shares—Waiving Your Class A Sales Charge

Comment #7

After the first series of bullet points you state, “The Fund does not waive sales charges for the reinvestment of proceeds from the sale of shares of a different fund where those shares were subject to a front-end sales charge (sometimes called an “NAV transfer”).” Please clarify if the Fund waives loads on reinvestments on their own dividends for all investors or just the groups mentioned above. Do they waive loads from other Funds that do not have a front end load (for all or just some purchasers)?

Response #7

The Registrant confirm that dividends are reinvested for all investors of the Fund at NAV and the Fund does not waive loads from other funds that do not have a front end load unless it meets one of the bullet point criteria in that section of the Prospectus. The Registrant has revised the disclosure as follows in response to your comment:

Unless an investor meets one of the criteria listed above, the Fund does not waive sales charges for the reinvestment of proceeds from the sale of shares of a different fund. Dividends are reinvested for all investors of the Fund at NAV.

Statement of Additional Information

The Trust

Comment #8

Under the heading “The Trust,” you state, “The KKM Enhanced U.S. Equity Fund (the “Fund”), a series of Northern Lights Fund Trust II, (the “Trust”) a Delaware statutory trust, organized on August 26, 2010. Prior to August 24, 2015, the Fund was known as the KKM U.S. Equity ARMOR Fund.” Please confirm when the Fund began and confirm that the August 26, 2010 date is when the Trust originated.

Response #8

The Registrant has revised the disclosure as follows in response to your comment:

The KKM Enhanced U.S. Equity Fund (the “Fund”), a series of Northern Lights Fund Trust II, (the “Trust”) a Delaware statutory trust. The Trust was organized

U.S. Securities and Exchange Commission September 25, 2015 Page 8

on August 26, 2010. The Fund commenced operations on June 6, 2014. Prior to August 24, 2015, the Fund was known as the KKM U.S. Equity ARMOR Fund.

Comment #9

Under the heading “12b-1 Distribution and Shareholder Servicing Plans” prior to the table, there is a typo where “May 31, 205” should be “May 31, 2015.”

Response #9

The Registrant has corrected the typo.

***

The Registrant has authorized Alston & Bird LLP to convey to you that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell